Exhibit 99.1

Vertical Aerospace insiders increase their shareholding in EVTL by 50% in the last quarter

•	Majority shareholder Mudrick Capital also acquires 350,000 additional shares
•	Share purchases underscore leadership’s strong confidence in long-term value creation
•	Near-term milestones include completion of Phase 4 Transition Flight and unveiling of its new full-size aircraft that it will take through to certification

London, UK and New York, USA – 12/01/2025 – Vertical Aerospace (“Vertical” or “Company”) [NYSE:EVTL] today announced that 16 members of its Board of Directors and senior leadership team completed open-market purchases of the Company’s ordinary shares over a two-week period in November 2025.

These share purchases follow a series of open market share purchases by Vertical Chairman Dómhnal Slattery and two fellow Board members in May 2025. They underscore leadership’s conviction in the Company, as it is poised to complete the final stages of its transition flight test programme, and launch its new aircraft on December 10, 2025.

With these most recent purchases, Vertical’s Directors and leadership have increased their holdings of ordinary shares in the Company by approximately 50%.

Furthermore, the Company’s majority shareholder, Mudrick Capital Management, LP, informed the Company that it had increased its position by 350,000 shares via open-market purchases since November 24, 2025.

Vertical also disclosed today that, as of November 28, 2025, Company founder Stephen Fitzpatrick’s directly held shares now represent less than 0.4% of the Company’s ordinary shares, down from approximately 15% on January 1, 2025.1

Dómhnal Slattery, Chairman of Vertical Aerospace, said: “With industry leading performance on every valuation metric, these share purchases further reinforce our deep belief in the value of our Company, and our confidence in realizing that value for shareholders.”

Near-term Milestones

•	Phase 4 – Transition –Vertical is currently undertaking its transition flight testing, the final stage of its prototype flight test programme. Piloted transition flight is a key engineering proof point and critical de-risking step on the development and certification program. Successful completion of transition flight will mark the most important milestone in the company’s history.

•	Full-Size Certification Aircraft Design – On December 10, Vertical will unveil in London its new full-size aircraft, showcasing its industry-leading design, capacity, comfort, and global certification-ready architecture.

1 Based on Mr. Fitzpatrick’s filings and Company records. Mr. Fitzpatrick also remains the beneficial owner of 200,000 ordinary shares held by Imagination Aero Investments Ltd., representing less than 0.2% of the Company’s ordinary shares, as well as certain earn-out shares (which are non-voting, and forfeit in December 2026, unless certain share price thresholds are met) and warrants in the Company, excluded above.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Its VX4 is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including GKN, Honeywell, and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL, and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463  Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our ability to successfully complete the Phase 4 transition flight and the timing thereof, our plan to unveil our certification aircraft and its readiness to take through to certification, our future results of operations and financial position as well as our expected financial performance and operational performance, liquidity, growth and profitability strategies, the design and manufacture of the VX4, the features and capabilities of the VX4 and the hybrid-electric VX4 variant, the business strategy and plans and objectives of management for future operations, including certification and the commercialization of the VX4 and the hybrid-electric VX4 variant and the timing thereof; capital expenditure requirements, which may be higher than anticipated; our ability and plans to raise additional capital to fund our operations; the assumptions underlying the Company’s Flightpath 2030 goals; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; our plans for capital expenditures, as well as statements that include the words goals,” “targets,” “objectives,” “plan,” “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.